ESSA BANCORP, INC.

200 Palmer Street

Stroudsburg, Pennsylvania 18360

February 7, 2007

VIA FACSIMILE AND EDGAR

(202) 772-9208

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ESSA Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-139157)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

ESSA Bancorp, Inc, a Pennsylvania corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on February 12, 2007 at 12:00 p.m., or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary S. Olson

Gary S. Olson

President and Chief Executive Officer